Exhibit 99

Spansion Inc.

Consolidated Statements of Operations

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands, except per share amounts)
Net sales	$1,310,479	$—	$—
Net sales to related parties/members	1,268,795	2,002,805	2,262,227

Total net sales	2,579,274	2,002,805	2,262,227

Expenses:
Cost of sales (including $202,122, $251,626 and $345,512 of expenses charged by related parties/members)	2,066,642	1,809,929	1,840,862
Research and development (including $14,105, $31,994 and $54,304 of expenses charged by related parties/members)	347,740	295,849	280,954
Marketing, general and administrative (including $24,296, $63,902 and $73,377 of expenses charged by related parties/members)	255,648	181,910	137,159

Operating income (loss)	(90,756)	(284,883)	3,252
Other income (expense):
Gain on sale of marketable securities	6,884	—	—
Loss on early extinguishment of debt (Note 9)	(17,310)	—	—
Interest income and other, net	22,107	3,173	3,198
Interest expense (including $11,998, $25,975 and $24,134 of expenses to related parties/members)	(70,903)	(45,032)	(40,165)

Loss before income taxes	(149,978)	(326,742)	(33,715)
Benefit for income taxes	(2,215)	(22,626)	(14,013)

Net loss	$(147,763)	$(304,116)	$(19,702)

Net loss per common share:

Basic and diluted	$(1.15)	$(4.15)	$(0.27)

Shares used in per share calculation:

Basic and diluted	128,965	73,311	72,549

See accompanying notes

Net loss for the year ended December 31, 2006 included stock-based compensation expense of $17.4 million, which consisted of $17.3 million related to the Company’s stock options and restricted stock units, and $0.1 million related to AMD stock options granted to the Company’s employees. Net loss for the year ended December 25, 2005 included stock-based compensation expense of approximately $0.2 million. As a result of adopting FASB Statement No. 123(R) on December 26, 2005, the Company’s losses before income taxes and net losses for the year ended December 31, 2006 was $3.4 million higher than if it had continued to account for its stock options under APB Opinion No. 25. Basic and diluted loss per share for the year ended December 31, 2006 were $0.03 higher than if the Company had continued to account for its stock options under Opinion 25. See Notes 3 and 4 to the consolidated financial statements for additional information. The Company did not provide stock-based compensation to its employees or third parties and there was no stock-based compensation expense for the year ended December 26, 2004.

Spansion Inc.

Consolidated Balance Sheets

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands, except par value and share amounts)
Assets

Current assets:
Cash and cash equivalents	$759,794	$506,439
Marketable securities	125,975	219,377
Trade accounts receivable	202,359	—
Trade accounts receivable from related parties (Note 5)	195,816	406,789
Allowance for doubtful accounts (including $2,088 and $2,214 for related parties)	(4,597)	(2,214)

Trade accounts receivable, net	393,578	404,575

Other receivables from related parties	2,325	14,067

Inventories:
Raw materials	44,840	31,299
Work-in-process	344,603	354,748
Finished goods	66,397	74,096

Total inventories	455,840	460,143
Deferred income taxes	1,395	34,452
Prepaid expenses and other current assets	36,163	33,789

Total current assets	1,775,070	1,672,842

Property, plant and equipment:
Land	38,828	39,081
Buildings and leasehold improvements	1,445,037	1,430,086
Equipment	4,601,702	4,390,435
Construction in progress	258,084	153,017

Total property, plant and equipment	6,343,651	6,012,619
Accumulated depreciation and amortization	(4,607,957)	(4,424,856)

Property, plant and equipment, net	1,735,694	1,587,763

Deferred income taxes	13,556	7,128
Other assets	25,397	34,232

Total assets	$3,549,717	$3,301,965

Liabilities and Stockholders’ Equity

Current liabilities:
Notes payable to banks under revolving loans	$33,608	$43,020
Accounts payable	408,365	280,057
Accounts payable to related parties (Note 5)	14,559	123,801
Accrued compensation and benefits	51,598	51,534
Accrued liabilities to related parties (Note 5)	11,273	21,470
Other accrued liabilities	59,045	35,564
Income taxes payable	4,333	13,058
Deferred income on shipments to a related party	229	31,901
Deferred income on shipments	32,267	—
Current portion of long-term obligations to related parties (Note 9)	500	21,638
Current portion of long-term debt	12,560	60,021
Current portion of long-term obligations under capital leases	61,706	108,876

Total current liabilities	690,043	790,940

Spansion Inc.

Consolidated Balance Sheets—(Continued)

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands, except par value and share amounts)
Deferred income taxes	188	29,498
Long-term accrued liabilities to a related party (Note 4)	—	8,732
Long-term obligations to related parties, less current portion (Note 9)	—	162,277
Long-term debt, less current portion	934,138	256,762
Long-term obligations under capital leases, less current portion	75,535	107,019
Other long-term liabilities	4,053	24,760

Commitments and contingencies
Stockholders’ equity:
Capital stock:
Preferred stock, $0.001 par value per share, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $0.001 par value per share, 714,999,998 shares authorized; 134,219,224 and 95,793,402 shares issued and outstanding as of December 31, 2006 and December 25, 2005 (Note 16)	134	96
Class B convertible common stock, $0.001 par value per share, 1 share authorized, 1 share issued and outstanding (Note 16)	—	—
Class C convertible common stock, $0.001 par value per share, 1 share authorized, 1 share issued and outstanding (Note 16)	—	—
Class D convertible common stock, $0.001 par value per share, 35,000,000 shares authorized; 0 and 32,352,934 shares issued and outstanding as of December 31, 2006 and December 25, 2005 (Note 16)	—	32
Additional paid-in capital	2,204,513	2,110,540
Accumulated deficit	(279,181)	(131,418)
Accumulated other comprehensive loss	(79,706)	(57,273)

Total stockholders’ equity	$1,845,760	$1,921,977

Total liabilities and stockholders’ equity	$3,549,717	$3,301,965

See accompanying notes

Spansion Inc.

Consolidated Statements of Cash Flows

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands)
Cash Flows from Operating Activities:
Net loss	$(147,763)	$(304,116)	$(19,702)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	540,151	542,286	534,275
Loss on early extinguishment of debt	17,310	—	—
Provision for doubtful accounts	2,383	2,214	—
Benefit for deferred income taxes	(2,528)	(27,710)	(35,220)
Gain on equipment sale-leaseback transactions	—	—	(785)
Gain on sale and disposal of property, plant, and equipment	(14,582)	(2,282)	(6,003)
Gain on sale of marketable securities	(6,884)	—	—
Compensation recognized under employee stock plans	17,424	231	—
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable from related parties/members	210,973	(34,097)	34,794
Decrease (increase) in other receivables from related parties/members	11,742	(6,312)	5,681
Increase in trade account receivables	(202,359)	—	—
Decrease (increase) in inventories	4,304	404	(18,366)
(Increase) decrease in prepaid expenses and other current assets	(2,374)	(16,873)	18,833
(Increase) decrease in other assets	(3,757)	(19,772)	2,908
(Decrease) increase in accounts payable and accrued liabilities to related parties/members	(111,776)	77,092	(54,566)
Increase (decrease) in accounts payable and accrued liabilities	153,429	101,367	(51,257)
(Decrease) increase in accrued compensation and benefits	(13,403)	8,385	15,624
(Decrease) increase in income taxes payable	(8,725)	(14,324)	21,650
(Decrease) increase in deferred income on shipments to a related party/member	(31,672)	861	15,432
Increase in deferred income on shipments	32,267	—	—

Net cash provided by operating activities	444,160	307,354	463,298

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	20,075	6,409	36,432
Purchases of property, plant and equipment	(716,618)	(425,339)	(530,095)
Proceeds from maturity and sale of marketable securities	372,583	77,950	50,139
Purchases of marketable securities	(279,587)	(212,086)	(108,089)

Net cash used in investing activities	(603,547)	(553,066)	(551,613)

Spansion Inc.

Consolidated Statements of Cash Flows—(Continued)

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands)
Cash Flows from Financing Activities:
Cash contribution from related parties/members	—	3,750	—
Cash distributions to related parties/members for stock-based compensation	(8,485)	(869)	(1,438)
Proceeds from sale-leaseback transactions	48,236	144,096	44,160
Proceeds from borrowings from related parties/members, net of issuance costs	—	158,970	—
Proceeds from borrowings, net of issuance costs	897,192	409,965	50,209
Payments on loans from related parties/members	(197,619)	(265,607)	(36,907)
Payments on debt and capital lease obligations	(402,711)	(364,257)	(181,600)
Proceeds from issuance of common stock, net of offering costs	67,813	525,612	—

Net cash provided by (used in) financing activities	404,426	611,660	(125,576)

Effect of exchange rate changes on cash and cash equivalents	8,316	2,303	22,535

Net increase (decrease) in cash and cash equivalents	253,355	368,251	(191,356)
Cash and cash equivalents at the beginning of period	506,439	138,188	329,544

Cash and cash equivalents at end of period	$759,794	$506,439	$138,188

Supplemental Cash Flows Disclosures:
Interest paid (including $11,306, $30,944, $23,608 of interest related to obligations to related parties/members)	$48,457	$45,111	$41,360
Income taxes paid	6,229	17,540	2,137
Non-cash investing and financing activities:
Equipment sale-leaseback transactions	45,956	167,991	34,515
Contributed assets from AMD Investments, Inc., net	—	7,500	—
Contributed assets from Fujitsu Microelectronics Holding, Inc., net	—	7,500	—
Accrued capital distributions to (contribution from) realted parties/members for stock-based compensation (Note 4)	(9,157)	9,166	8,777
Conversion of debt to common stock	—	100,000	—
Acquisition of assets from AMD	—	11,121

See accompanying notes

Spansion Inc.

Consolidated Statement of Stockholders’ Equity/Members’ Capital

(in thousands)

	Common Stock		Capital in Excess of Stated Value	Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity/ Members’ Capital
	Number of Shares	Amount
Balance at December 28, 2003	—	—	—	1,485,456	192,400	(20,261)	1,657,595

Distribution to members for stock-based compensation (Note 4):
AMD Investments, Inc.	—	—	—	(6,129)	—	—	(6,129)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(4,086)	—	—	(4,086)

Comprehensive loss:
Net loss	—	—	—	—	(19,702)	—	(19,702)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	19,529	19,529

Total other comprehensive income							19,529

Total comprehensive loss	—	—	—	—	—	—	(173)

Balance at December 26, 2004	—	—	—	1,475,241	172,698	(732)	1,647,207

Contributed capital:
AMD Investments, Inc.	—	—	—	11,250	—	—	11,250
Fujitsu Microelectronics Holdings, Inc.	—	—	—	7,500	—	—	7,500

Distribution to members for stock-based compensation (Note 4):
AMD Investments, Inc.	—	—	—	(5,500)	—	—	(5,500)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(3,666)	—	—	(3,666)

Comprehensive loss:
Net loss	—	—	—	—	(304,116)	—	(304,116)
Other comprehensive income:
Net unrealized gains on investment, net of taxes of $0	—	—	—	—	—	7,291	7,291
Net change in minimum pension liability, net of taxes of $0	—	—	—	—	—	10,792	10,792
Net change in cumulative translation adjustment	—	—	—	—	—	(74,624)	(74,624)

Total other comprehensive loss							(56,541)

Total comprehensive loss							(360,657)

Issuance of shares:
Issuance of common stock in initial public offering, net of issuance costs of $7,526	47,264	47	525,565	—	—	—	525,612
Conversion of debt to common stock	8,333	8	99,992	—	—	—	100,000
Conversion of contributed capital to common stock	72,549	73	1,484,752	(1,484,825)	—	—	—
Compensation recognized under employee stock plans	—	—	231	—	—	—	231

Balance at December 25, 2005	128,146	128	2,110,540	—	(131,418)	(57,273)	1,921,977

Comprehensive loss:
Net loss	—	—	—	—	(147,763)	—	(147,763)
Other comprehensive income:
Net unrealized gains on investment, net of taxes of $0	—	—	—	—	—	(407)	(407)
Net change in minimum pension liability, net of taxes of $0	—	—	—	—	—	7,412	7,412
Net change in cumulative translation adjustment	—	—	—	—	—	(11,801)	(11,801)
Reclassification adjustment for realized gain on sale of marketable securities included in net loss						(6,884)	(6,884)

Total other comprehensive loss							(11,680)

Total comprehensive loss							(159,443)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(10,753)	(10,753)
Stock-based compensation activity with related party, net	—	—	(415)	—	—	—	(415)
Discharge of stock-based compensation payable to AMD (Note 4)	—	—	9,157	—	—	—	9,157

Issuance of shares:
Vesting of RSUs	826	1	(1)	—	—	—	—
Issuance of common stock in secondary offering, net of issuance costs of $2,133	5,247	5	67,808	—	—	—	67,813
Compensation recognized under employee stock plans	—	—	17,424	—	—	—	17,424

Balance at December 31, 2006	134,219	134	2,204,513	—	(279,181)	(79,706)	1,845,760

See accompanying notes

Spansion Inc.

Notes to Consolidated Financial Statements

1. Nature of Operations

The Company

Spansion Inc. is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, manufactures and markets Flash memory devices that encompass a broad spectrum of densities and features to address the integrated Flash memory market. The Company’s products are marketed under the Spansion® global product brand name.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications.

Spansion LLC, the former manufacturing venture owned 60 percent by Advanced Micro Devices, Inc. (AMD) and 40 percent by Fujitsu Limited (Fujitsu), was reorganized into Spansion Inc. and completed its underwritten initial public offering (IPO) of its Class A common stock on December 21, 2005. The Company’s shares of Class A common stock trade on The Nasdaq Global Select Market under the symbol “SPSN.”

History of the Company

In 1993, AMD and Fujitsu formed a corporate manufacturing venture, Fujitsu AMD Semiconductor Limited (FASL).

FASL produced wafers containing Flash memory circuits. These wafers were then sold to AMD and Fujitsu, who separated the circuits on each wafer into individual die, processed the die into finished goods and sold the finished Flash memory devices to their customers. AMD and Fujitsu performed all research and development activities for the design and development of Flash memory devices and developed the manufacturing processes that were to be used in the operation of the fabs to manufacture Flash memory devices. Through June 30, 2003, FASL contracted with AMD and Fujitsu for the receipt of certain support and administrative services (See Note 5).

As of June 30, 2003, in order to expand their existing manufacturing venture, AMD and Fujitsu formed a limited liability company called FASL LLC and later renamed Spansion LLC. In addition to its 49.992 percent ownership in FASL, AMD contributed to Spansion LLC its Flash memory inventory, its wafer manufacturing facility located in Austin Texas, its Flash memory research and development facility (the Submicron Development Center (SDC)) located in Sunnyvale, California, and its Flash memory assembly and test facilities located in Thailand, Malaysia and China. Fujitsu contributed to Spansion LLC its 50.008 percent ownership interest in FASL, its Flash memory inventory and its Flash memory assembly and test facilities located in Malaysia. Both AMD and Fujitsu transferred employees to Spansion LLC to perform various research and development, marketing and administration functions. AMD and Fujitsu also provided working capital to Spansion LLC in the form of cash contributions and loans (See Note 9). As a result, Spansion LLC began manufacturing finished Flash memory devices which through the first fiscal quarter of fiscal 2006 were exclusively sold to AMD and Fujitsu. In the second quarter of fiscal 2006, the Company began selling its products directly to customers previously served by AMD (See Note 5).

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

2. Change in Fiscal Year and Basis of Presentation

Fiscal Year

The Company operates on a 52- to 53-week fiscal year ending on the last Sunday in December. The year ended December 31, 2006 consisted of 53 weeks and the years ended December 25, 2005 and December 26, 2004 each consisted of 52 weeks.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Use of Estimates

The preparation of consolidated financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Estimates are used for revenue recognition, allowance for doubtful accounts, product warranties, inventory valuation, impairment of long-lived assets, income taxes, stock-based compensation expenses and pension and postretirement benefits, among others. Actual results may to differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of purchase.

Investments

The Company’s investments in marketable securities consist of money market funds, commercial paper, auction rate securities and publicly traded equity securities. These securities are designated as available-for-sale and are reported at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax, a component of stockholders equity/members’ capital. The Company recognizes an impairment charge when the declines in the fair values of its investments below the cost basis are judged to be other-than-temporary. The Company considers various factors in determining whether to recognize a decline in value, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the issuer or investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company has not recorded any such impairment in any of the periods presented. The cost of securities sold is based on the specific identification method. The Company classifies investments in marketable securities as current when their remaining time to maturity is less than or equal to 12 months or, if time to maturity is greater than 12 months, when they represent investments of cash that are intended to be used in current operations.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Allowance for Doubtful Accounts

The following describes activity in the accounts receivable allowance for doubtful accounts for the years ended December 31, 2006, December 25, 2005 and December 26, 2004.

Year	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
	(in thousands)
2006	$2,214	$2,383	$—	$4,597
2005	$—	$2,472	$258	$2,214
2004	$—	$—	$—	$—

(1)	Uncollectible amounts written off, net of recoveries

Inventories

Inventories are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Inventories in stock in excess of forecasted customer demand over the next six months are not valued. Obsolete inventories are written off.

Revenue Recognition

Prior to the second quarter of fiscal 2006, the Company generally recognized revenue when AMD and Fujitsu, the Company’s sole distributors, sold its products to their OEM customers and title and risk of loss for the products transferred to the OEM. In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD. Since such time, the Company generally recognizes revenue when it has sold its products to its OEM customers and title and risk of loss for the products have transferred to the OEM. Estimates of product returns and sales allowances, related to reasons other than product quality, are based on actual historical experience and are recorded as a reduction in revenue at the time revenue is recognized.

Prior to the second quarter of fiscal 2006, AMD sold the Company’s products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. The Company extended the same rights on these Flash memory product sales to AMD. Accordingly, the Company deferred revenue and related product costs from such sales to AMD as deferred income on shipments to related party/member, until the merchandise was resold by AMD’s distributors. In the second quarter of fiscal 2006, the Company began to sell directly to such distributors and to provide similar rights of return, stock rotation and price protection previously offered by AMD. The Company defers the recognition of revenue and related product costs on these sales as deferred income until the merchandise is resold by its distributors. The Company also sells some of its products to certain distributors under sales arrangements with terms that do not allow for rights of returns or price protection on unsold products held by them. In these instances, the Company recognizes revenue when it ships the product directly to the distributors.

Fujitsu also sells the Company’s products to its distributors. The Company’s distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to some of its distributors. However, to date, Fujitsu has not extended these rights to its distributors. Accordingly, the Company recognizes revenue for sale of products sold to Fujitsu when Fujitsu sells the Company’s products to its distributors.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment for financial reporting purposes are as follows: machinery and equipment, two to five years; buildings and building improvements, from five to 26 years; and leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Impairment of Long-Lived Assets

For long-lived assets used in operations, the Company evaluates the potential for impairment losses when events and circumstances indicate that those assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are judged to be impaired, impairment losses are determined based on the excess, if any, of the carrying value of these assets over their respective fair value. If impairment losses are recorded, the fair value of the assets would become the new cost basis. Fair value is determined by discounted future cash flows, appraisals or other methods. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or their fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used. Impairment losses were not material in any of the periods presented.

Product Warranties

The Company offers a one-year limited warranty for Spansion Flash memory devices (See Note 8). At the time revenue is recognized, the Company provides for estimated costs that may be incurred under product warranty, with the corresponding expense recognized in cost of sales. Estimates of warranty expense are based on the Company’s historical experience. Warranty accruals are evaluated periodically and are adjusted for changes in experience.

Foreign Currency Translation/Transactions

The functional currency of the Company and its foreign subsidiaries, except for its wholly owned subsidiary in Japan (Spansion Japan), is the U.S. dollar. Adjustments resulting from remeasuring the foreign currency financial statements of these subsidiaries, other than Spansion Japan, into U.S. dollar financial statements are included in operations. Adjustments resulting from translating the foreign currency financial statements of Spansion Japan, for which the functional currency is the Japanese yen, into U.S. dollar financial statements are included as a separate component of accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are recorded in cost of sales. The aggregate exchange loss included in determining net loss was $0.9 million, $4.7 million, and $5.3 million for the year ended December 31, 2006, December 25, 2005 and December 26, 2004, respectively.

Derivative Financial Instruments

The Company has sales, expenses, assets and liabilities denominated in Japanese yen and other foreign currencies. Therefore, movements in exchange rates could cause net sales and expenses to fluctuate, affecting the Company’s profitability and cash flows. The Company’s general practice is to use foreign currency forward

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

contracts to reduce its exposure to foreign currency exchange rate fluctuations. Realized and unrealized gains and losses associated with these foreign currency contracts are reflected in the Company’s balance sheet and recorded in other current asset or accrued liabilities. Changes in fair value and premiums paid for foreign currency contracts are recorded directly in cost of sales. The objective of these contracts is to reduce the impact of foreign currency exchange rate movements on the Company’s operating results. All of the Company’s foreign currency forward contracts mature within the next twelve months. The Company does not use derivatives for speculative or trading purposes, nor does the Company designate its derivative instruments as hedging instruments, as defined by the Financial Accounting Standard Board, or FASB, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Research and Development Expenses

The Company expenses such research and development costs in the period in which such costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 2006, December 25, 2005 and December 26, 2004 were approximately $8.1 million, $4.8 million and $3.4 million, respectively.

Net Loss per Share

Basic net loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company.

In connection with the IPO, certain employees have been awarded initial stock option and restricted stock unit grants to purchase Class A common stock of the Company. For the years ended December 31, 2006 and December 25, 2005, respectively, the Company excluded approximately 16.8 million and 5.5 million shares issuable upon exercise of outstanding stock options, upon vesting of outstanding restricted stock units and upon conversion of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures because they had an antidilutive effect due to net losses recorded.

The Company has presented basic and diluted net loss per share amounts for periods prior to the IPO as if the exchange of AMD’s and Fujitsu’s contributed capital for the Company’s common stock had occurred at the beginning of the periods presented. Prior to the completion of the IPO, the Company had approximately 43.5 million shares of Class A common stock, 1 share of Class B common stock, 1 share of Class C common stock and approximately 29.0 million shares of Class D common stock outstanding as a result of the contribution from AMD and Fujitsu. On November 21, 2006, the Company closed a secondary stock offering of its Class A common stock held by AMD and Fujitsu, and subsequently issued and sold 5,247,000 shares of its Class A common stock in such offering in December 5, 2006. As a result of this offering, the Company has approximately 134.2 million shares of Class A common stock, 1 share of Class B common stock, and 1 share of Class C common stock as of December 31, 2006. In connection with this offering, all the Class D common stock converted to Class A common stock.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Accumulated Other Comprehensive Loss

The following are the components of accumulated other comprehensive loss:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Minimum pension liability, net of tax benefits of ($5,429) in 2006 and 2005	$(298)	$3,043
Cumulative translation adjustment	(79,408)	(67,607)
Net unrealized gains on marketable securities, net of taxes of $0	—	7,291

Total accumulated other comprehensive loss	$(79,706)	$(57,273)

Total other comprehensive loss for fiscal 2006 includes reclassification adjustment of $6.9 million realized gain, net of tax of $0, from sale of marketable securities. There was no reclassification adjustment for fiscal 2005 and fiscal 2004.

Stock-Based Compensation

Accounting Treatment for AMD Options Held by Spansion Employees

Prior to the IPO, the Company did not provide stock-based compensation to its employees or third parties. However, certain of the Company’s employees received stock options to purchase shares of AMD common stock from the Company’s then majority and controlling member, AMD who consolidated Spansion’s financial statements for financial reporting purposes. The Company accounted for AMD’s stock option grants and restricted stock unit, or RSU, awards to its employees under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, consistent with the accounting method followed by AMD for stock options and RSU awards issued to employees of the consolidated AMD group. The exercise price of these stock options was equal to the market price of AMD’s common stock on the date of grant. The Company reimbursed AMD for these stock options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes-Merton valuation model, less a 15 percent discount (the “grant-date fair value”). The Company recorded a liability for amounts due to AMD under this arrangement with a corresponding reduction to additional paid-in capital. Reimbursements to AMD, which commenced on the last day of the quarter following the quarter in which the stock options were granted, were payable in sixteen equal quarterly installments through fiscal 2009 (See Note 4).

Subsequent to the Company’s IPO and the cessation of AMD’s consolidation of Spansion’s financial statements, these awards were being accounted for under variable fair value accounting following the guidance in Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services,” and EITF Issue No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employee of an Equity Method Investee,” and continued to be remeasured to their fair value in future periods until they were fully vested (See Note 4).

Spansion Stock-Based Incentive Compensation Plans

Effective December 26, 2005, the Company adopted FASB Statement No. 123(R), Share-Based Payment, which requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Statement 123(R) supersedes the Company’s previous accounting under Opinion 25 for periods beginning in fiscal 2006.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company adopted Statement 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of December 26, 2005, the first day of the Company’s fiscal year ending December 31, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006, reflect the impact of Statement 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of Statement 123(R).

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 regarding the SEC’s interpretation of Statement 123(R) and the valuation of share-based payments for public companies. The Company applied the provisions of SAB 107 in its adoption of Statement 123(R).

The Company estimated the fair value of its stock-based awards to employees using Black-Scholes-Merton option pricing model. Stock-based compensation expense recognized during a period is based on the higher of the grant-date fair value of the portion of share-based payment awards that is ultimately expected to vest, or actually vest, during the period. Stock-based compensation expense recognized in the Company’s consolidated statement of operations for the year ended December 31, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 25, 2005 based on the grant-date fair value estimated in accordance with the pro forma provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, and compensation expense for the share-based payment awards granted subsequent to December 25, 2005 based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Compensation expense for all share-based payment awards was recognized using the straight-line attribution method reduced for estimated forfeitures. The Company does not have sufficient historical forfeiture experience related to its own stock-based awards. Therefore, the Company estimated forfeitures based on the average of its own fiscal 2006 forfeiture rate and AMD’s historical forfeiture rates, as the Company believes these forfeiture rates to be the most indicative of its own expected forfeiture rate. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Pension and Post-retirement Benefits

The Company provides a pension plan for certain employees of Spansion Japan, and as a result, the Company has significant pension benefit costs and credits that are computed and recorded in the Company’s financial statements based on actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect the Company’s future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) ratified the Emerging Issue Task Force (EITF) Issue No. 06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Statement No. 43.” Issue 06-2 provides guidelines under which sabbatical leave or other similar benefits provided to an employee are considered to accumulate. If such benefits are deemed to accumulate, they should be accrued for, as compensation expense over the employee’s requisite service period. The provisions of this Issue are effective for fiscal years beginning after December 15, 2006 and allow for either retrospective application or a cumulative effect adjustment approach upon adoption. The Company adopted this Issue beginning January 1, 2007 using the cumulative effect adjustment approach. The effect of this adoption resulted in an additional increase to the Company’s sabbatical liability and accumulated deficit of approximately $10 million as of the beginning of fiscal 2007.

The Company’s Sabbatical Program provides for eight weeks of paid leave for salaried (exempt) employees in the United States upon the completion of seven years of service. In addition, the Company’s Recognition Trip Program provides for one week of paid leave and a fixed cash compensation for hourly (non-exempt) employees in the United States who have completed seven years of service. Prior to the adoption of the Issue, the Company accounted for the above programs only after the completion of the seven years by the eligible employees because none of the benefits vested or accreted to the employee until completion of the full seven years of service. With the adoption of Issue 06-2, the Company account for the programs by recording the estimated total program payouts upon attaining the requisite service conditions as compensation expense ratably over each employee’s requisite service period.

In July 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, which applies to all tax positions related to income taxes subject to Statement 109, Accounting for Income Taxes. FIN 48 requires a new evaluation process for all tax positions taken. If the probability for sustaining a tax position is greater than 50 percent, then the tax position is warranted and recognition should be at the largest amount that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 requires expanded disclosure at each annual reporting period unless a significant change occurs in an interim period. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings. The Company is currently evaluating the impact of adoption of FIN 48, and the Company expect to adopt FIN 48 as required for the fiscal year beginning January 1, 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under Statement 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in accumulated other comprehensive income in equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company’s fiscal year end. Statement 158’s provisions regarding the change in the measurement date of postretirement benefit plans are not applicable to the Company because the Company already uses a year end measurement date for its pension plan. On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS 158, the effect of which is disclosed in Note 14.

4. Stock-Based Compensation

AMD Stock Options

Through December 25, 2005, AMD granted stock options to the Company’s employees with an aggregate grant-date value of approximately $19.4 million. The Company paid AMD approximately $8.5 million and $0.9

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

million for stock options during the years ended December 31, 2006 and December 25, 2005, respectively. The Company’s outstanding liability to AMD for stock option reimbursements as of December 25, 2005 was approximately $17.1 million. On November 21, 2006, the Company closed a public offering of its Class A common stock held by AMD and Fujitsu. As a result of the offering, AMD’s ownership interest in the Company dropped below 30 percent and, by their terms all unvested AMD stock options and AMD RSU awards held by the Company’s employees were forfeited and cancelled. The Company wrote off its remaining liability to AMD of approximately $9.2 million against additional paid-in capital, a component of stockholders’ equity, because the original agreed upon value of these awards to be paid to AMD was recorded as a reduction of contributed capital, a component of stockholders’ equity. In addition, upon cancellation of the options in the fourth quarter of fiscal 2006, the Company reversed approximately $6 million of previously recorded compensation expense associated with these cancelled awards, which had been recorded using variable fair value accounting pursuant to ETIF Issues 98-16 and 00-12.

Spansion Stock-Based Incentive Compensation Plans

Plan Description

As of December 31, 2006, the Company had one stock-based incentive plan, the 2005 Equity Incentive Plan, under which 9,500,000 shares of Class A common stock have been reserved and made available for issuance in the form of equity awards, including incentive and nonqualified stock options and RSU awards. The 2005 Equity Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors, and that committee has the authority to, among other things, grant awards, delegate certain of its powers, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards that expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the 2005 Equity Incentive Plan. The maximum term of any stock option granted under the 2005 Equity Incentive Plan is 10 years from the date of grant and the exercise price of each option is determined under the applicable terms and conditions as approved by the Compensation Committee.

The 2005 Equity Incentive Plan provides awards that may be granted to an officer or employee, a consultant or advisor, or a non-employee director of the Company or its subsidiaries; provided that, the incentive stock options granted under the 2005 Equity Incentive Plan may only be granted to employees of the Company or its subsidiaries. The exercise price of each incentive stock option is required to be not less than 100 percent of the fair market value of the Company’s Class A common stock on the date of grant (not less than 110 percent if such stock option is granted to a person who has more than 10 percent of the total voting power of all classes of the Company’s stock).

The 2005 Equity Incentive Plan provides for payment of the exercise price of options in the form of, among other things, cash, services rendered, notice and third party payments as authorized by the Compensation Committee, delivery of shares of common stock and cashless exercise with a third party who provides financing for the purposes of the purchase or exercise of the award.

The Compensation Committee may, in its discretion, accelerate vesting of awards under the plan under certain circumstances, including:

•

the acquisition by a person other than AMD or its affiliates of more than 33 percent of either the then outstanding shares of the Company’s common stock or the combined voting power entitled to vote in the election of directors, except for any such acquisition by Fujitsu or its affiliates so long as such level of ownership is (1) less than AMD’s level of ownership in such securities and (2) not more than 40 percent of the Company’s outstanding shares of the Company’s common stock or the combined power entitled to vote in the election of directors;

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

•	a change in the Board such that individuals who comprised the Board at the effective date of the 2005 Equity Incentive Plan cease to constitute at least a majority of the Board; and

•	the consummation of a reorganization, share exchange, merger, consolidation, or a sale or other dispositions of all or substantially all of the Company’s assets.

Shares Available to Grant

Number of awards available for grant under the 2005 Equity Incentive Plan:

Amounts reserved for grant	9,500,000
Stock options granted through December 31, 2006, net of cancelled stock options	(2,134,906)
Restricted stock awards granted through December 31, 2006, net of cancelled restricted stock awards	(3,749,503)

Shares available for grant	3,615,591

The Company grants stock options that generally vest ratably over a period of four years and expire if not exercised by the seventh anniversary of the grant date. RSU awards have no exercise price or expiration date. The Company grants RSU awards that generally vest ratably over a four-year period, except for awards of 2.3 million shares granted on the date of the Company’s IPO (December 15, 2005), which vested 25 percent on April 28, 2006 and the remainder in equal installments quarterly over the remaining 36 months.

Valuation and Expense Information

The following table sets forth the total recorded stock-based compensation expense, by financial statement caption, resulting from the Company’s stock options and RSU awards under Statement 123(R) for the year ended December 31, 2006:

Year Ended Dec. 31, 2006
(in thousands)
Cost of sales	$8,653
Research and development	4,326
Marketing, general and administrative	4,326

Stock-based compensation expense under Statement 123(R) before income taxes(1)	17,305

Income tax benefit(2)	—

Stock-based compensation expense under Statement 123(R) after income taxes(1)	$17,305

(1)	Stock-based compensation expense under Statement 123(R) does not include the compensation expense of AMD stock options and AMD RSU awards granted to the Company’s employees, which were accounted for under EITF Issue Nos. 96-18 and 00-12.
(2)	There is no income tax benefit relating to stock option expenses because all of the Company’s U.S. deferred tax assets, net of U.S. deferred tax liabilities continue to be subject to a full valuation allowance.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The weighted average fair value of the Company’s stock options granted in the year ended December 31, 2006 and December 25, 2005 was $7.82 and $6.87 per share, respectively. The Company did not provide stock-based compensation to its employees or third parties prior to the IPO on December 15, 2005. The fair value of each stock option was estimated at the date of grant using a Black-Scholes-Merton option pricing model, with the following assumptions for grants:

	Weighted Average for the Year Ended Dec. 31, 2006	Weighted Average for the Year Ended Dec. 25, 2005
Expected volatility	58%	66%
Risk-free interest rate	4.82%	4.54%
Expected term (in years)	4.60	4.61
Dividend yield	0%	0%

The Company’s dividend yield is zero because the Company has never paid dividends and does not have plans to do so over the expected life of the stock options. The expected volatility is based on the Company’s recent historical volatility and the volatilities of the Company’s competitors who are in the same industry sector with similar characteristics (“guideline” companies) given the lack of historical realized volatility data of the Company. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bond with a remaining term equal to the expected stock option life. The expected term is based on the “shortcut approach” provided in SAB 107 for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

As of December 31, 2006, the total unrecognized compensation cost related to unvested stock options and RSU awards was approximately $42.1 million after reduction for estimated forfeitures, and such stock options and RSU awards will generally vest ratably through 2010.

Pro Forma Stock-Based Compensation

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provision of Statement 123 to options granted under the Company’s stock option plan for fiscal 2005 and 2004. The pro forma stock-based compensation includes the impact for AMD stock options awarded to Spansion employees.

	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands, except per share amounts)
Net loss—as reported	$(304,116)	$(19,702)
Stock-based compensation expense related to stock-based awards, net of tax	(3,421)	(1,040)

Net loss, including the effect of stock-based compensation expense	$(307,537)	$(20,742)

Basic and diluted net loss per common share—as reported	$(4.15)	$(0.27)
Basic and diluted net loss per common share—pro forma	$(4.19)	$(0.29)

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Stock Option and Restricted Unit Activity

The following table summarizes stock option activity and related information for the period presented:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Options:
Outstanding as of December 26, 2005(1)	1,949,750	$12.00
Granted	462,500	$14.93
Cancelled	(277,344)	$12.00

Outstanding as of December 31, 2006	2,134,906	$12.63	6.08	$4,761

Exercisable as of December 31, 2006(2)	35,156	$12.00	5.96	$101

(1)	Outstanding shares at the beginning of fiscal 2006 were the shares granted upon Company’s IPO on December 15, 2005
(2)	There were 35,156 shares vested during the year ended December 31, 2006, with a total grant date fair value of approximately $241,000.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company’s closing stock price of $14.86 as of December 31, 2006, which would have been received by the stock option holders had all stock option holders exercised their stock options as of that date.

The following table summarizes RSU award activity and related information for the period presented:

	Number of Shares	Weighted- Average Grant-date Fair Value
Restricted Stock Units:
Unvested as of December 26, 2005(1)	3,604,090	$12.00
Granted	362,434	$15.23
Cancelled	(217,021)	$13.02
Vested	(825,888)	$12.00

Unvested as of December 31, 2006	2,923,615	$12.33

(1)	Unvested shares at the beginning of fiscal 2006 were the shares granted upon Company’s IPO on December 15, 2005

Employee Stock Purchase Plan

The 2005 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code with the purpose of providing eligible employees (including officers) and eligible employees of participating subsidiaries with an opportunity to purchase Class A common stock through payroll deductions. The 2005 Employee Stock Purchase Plan would allow eligible and participating employees to purchase, through payroll deductions, shares of Class A common stock at a discount, not to exceed 15 percent, applied to either (1) the fair market value per share of Class A common stock on the first business date of an offering period, or (2) the fair market value per share of Class A common stock on the last business date of that offering period. The Company has reserved 2,250,000 shares of Class A common stock available for

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

issuance under this plan. As of December 31, 2006, no shares have been issued under this plan and the Company has not determined whether it will issue shares under this plan in the future. The 2005 Employee Stock Purchase Plan, if implemented, will be administered by the Compensation Committee.

5. Related Party Transactions

Prior to the second quarter of fiscal 2006, the Company relied on AMD and Fujitsu as sole distributors of its products. In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD. The Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. Since its IPO, the Company has taken on some of these functions and the Company decreased the use of these services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms.

The following tables present significant related party transactions and account balances between the Company and AMD (See Note 9 for separate disclosure of debt obligations to related parties):

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands)
Net sales to AMD(1)	$336,172	$1,114,150	$1,211,033

Cost of sales:
Royalties to AMD	$6,228	$13,760	$18,080

Service fees to AMD:
Cost of sales	$3,276	$21,397	$21,915
Research and development	11,591	21,213	27,614
Marketing, general and administrative	19,981	50,229	56,697

Service fees to AMD(2)	$34,848	$92,839	$106,226

Cost of employees seconded from AMD:
Marketing, general and administrative	$—	$1,199	$1,524

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$3,400	$205,351
Other receivables from AMD	$2,325	$13,850
Accounts payable to AMD	$1,513	$97,844
Royalties payable to AMD	$3,130	$6,384
Accrued liabilities to AMD	$43	$17,434

(1)	In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD.
(2)	Service fees to AMD are net of reimbursements from AMD for services provided to AMD by the Company.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (See Note 9 for separate disclosure of debt obligations to related parties):

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(in thousands)
Net sales to Fujitsu	$932,623	$888,655	$1,051,194

Cost of sales
Royalties to Fujitsu	$6,228	$13,760	$18,080
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	117,999	69,219	66,525
Subcontract manufacturing purchases from Fujitsu	15,041	35,150	74,800
Commercial die purchases from Fujitsu	51,054	94,327	141,117

Service fees to Fujitsu:
Cost of sales	$2,269	$3,271	$3,662
Research and development	2,453	6,501	18,449
Marketing, general and administrative	4,220	10,339	11,382

Service fees to Fujitsu	$8,942	$20,111	$33,493

Cost of employees seconded from Fujitsu:
Cost of sales	$27	$742	$1,333
Research and development	61	4,280	8,241
Marketing, general and administrative	95	2,135	3,774

Cost of employees seconded from Fujitsu	$183	$7,157	$13,348

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Trade accounts receivable from Fujitsu	$190,328	$199,224
Other receivables from Fujitsu	$—	$217
Accounts payable to Fujitsu	$13,046	$25,957
Royalties payable to Fujitsu	$3,130	$6,384
Accrued liabilities to Fujitsu	$4,970	$—

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline to zero over a specified time. The term of the agreement expires in 2013.

Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company purchases commercial die from Fujitsu, which are packaged together with the Company’s Flash memory devices.

Fujitsu seconded certain employees to the Company until the second quarter of fiscal 2006. The Company paid these employees directly. AMD also seconded certain employees to the Company until the fourth quarter of fiscal 2005. The Company reimbursed AMD for the costs of these employees.

On September 28, 2006, Spansion Japan Limited, or Spansion Japan, the Company’s wholly-owned subsidiary, entered into an asset purchase agreement with Fujitsu, pursuant to which Spansion Japan will sell two wafer fabrication facilities located in Aizu-Wakamatsu, Japan, which the Company refers to as the JV1/JV2

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Facilities, and certain assets located in the JV1/JV2 Facilities, to Fujitsu for a purchase price of approximately $150 million plus the value of the inventory at the time of closing. Concurrently with the execution of the asset purchase agreement, Spansion Japan and Fujitsu also executed (i) a master lease agreement, pursuant to which Spansion Japan will lease certain equipment to Fujitsu to use in the JV1/JV2 Facilities, (ii) a foundry agreement, pursuant to which Fujitsu has agreed to manufacture, and the Company has agreed to purchase, wafers to be manufactured by Fujitsu for Spansion in the JV1/JV2 Facilities (the foundry agreement also includes minimum supply and purchase commitments between both the parties resulting in financial penalties if such supply and purchase commitments are not achieved) and (iii) a secondment and transfer agreement, pursuant to which Spansion Japan has agreed to second a specified number of employees to Fujitsu to work in the JV1/JV2 Facilities and ultimately to transfer certain of the employees to Fujitsu. The Company refers to these agreements collectively as the JV1/JV2 Transaction. Under the terms of the asset purchase agreement, the JV1/JV2 Transaction is scheduled to close in the second quarter of fiscal 2007.

6. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, trade receivables and foreign currency forward contracts. The Company places its cash equivalents and marketable securities with high quality credit financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

Concentration of credit risk with respect to trade receivables exists because the Company sells a significant portion of its products directly to Fujitsu. Trade accounts receivable from Fujitsu comprised approximately 48 percent and 49 percent of the total consolidated trade accounts receivable balance as of December 31, 2006 and December 25, 2005, respectively. However, the Company does not believe the receivable balances from the related party subject the Company to significant credit risk as historical losses have not been significant and Fujitsu’s own customer base represent a large number of geographically diverse companies. Fujitsu is required to pay its trade receivables regardless of whether it can collect from its customers. The Company does not require collateral or other security from Fujitsu.

The counterparties relating to the Company’s financial activities, including investing, borrowing and foreign exchange hedging, consist of large international financial institutions. The Company does not believe that there is significant risk of nonperformance by these counterparties because the Company monitors their credit ratings and limits the financial exposure and the notional amount of agreements entered into with any one financial institution. While the notional amounts of derivative financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. As of December 31, 2006 and December 25, 2005, the Company had a total notional amount of approximately $10.9 million and $49.6 million, respectively, in outstanding foreign currency forward exchange contracts. Foreign currency gains and losses were not significant for the periods presented.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

7. Financial Instruments

Marketable securities held by the Company as of December 31, 2006 and December 25, 2005 are as follows:

	Amortized Cost	Gross Unrealized Gains		Fair Value
	(in thousands)
2006
Cash equivalents:
Money market funds	$67,000	$		$67,000
Commercial paper	565,660			565,660

Total cash equivalents	632,660		—	632,660

Marketable securities:
Auction rate securities	125,975			125,975

Total marketable securities	125,975		—	125,975

Total cash equivalents and marketable securities	$758,635		$—	$758,635

2005
Cash equivalents:
Money market funds	$59,000		$—	$59,000
Commercial paper	336,141		—	336,141

Total cash equivalents	395,141		—	395,141

Marketable securities:
Auction rate preferred stocks	15,000		—	15,000
Commercial paper	177,086		—	177,086
Investment in equity securities	20,000		7,291	27,291

Total marketable securities	212,086		7,291	219,377

Total cash equivalents and marketable securities	$607,227		$7,291	$614,518

As of December 31, 2006, all investments in the Company’s portfolio were either cash equivalents or marketable securities, which, with the exception of auction rate securities, scheduled to mature within next twelve months. The auction rate securities are classified as short-term as they are intended to be used in current operations, and have rate and liquidity resets of 35 days or less.

As of December 31, 2006, the Company’s marketable securities approximated the fair market values of the securities and the unrealized gains and losses on these securities were not significant. As of December 25, 2005, the Company had recorded an unrealized gain of approximately $7.3 million in other comprehensive loss on its investment in certain publicly-traded equity securities. In fiscal 2006 the Company sold this investment in its entirety and realized a gain on the sale of $6.9 million.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Other Financial Instruments

The fair value of the Company’s fixed rate long-term debt is estimated by considering the Company’s credit rating, the interest rates and the terms of the debt. The fair value of the Company’s variable rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and estimated fair values of the Company’s debt instruments are as follows:

	Dec. 31, 2006		Dec. 25, 2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Debt obligations	980,307	1,024,926	359,803	359,803
Debt obligations to related parties	500	500	183,915	183,915

Total debt obligations	$980,807	$1,025,426	$543,718	$543,718

The fair value of the Company’s accounts receivable and accounts payable approximate their carrying value based on existing payment terms. As of December 31, 2006 and December 25, 2005, the fair values of the Company’s foreign currency forward contracts were not significant.

8. Warranties and Indemnities

The Company offers a one-year limited warranty for its Flash memory products.

Changes in the Company’s liability for product warranty during the years ended December 31, 2006 and December 25, 2005 are as follows:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Balance, beginning of fiscal year	$1,000	$600
Provision for warranties issued	4,529	2,418
Settlements	(5,562)	(5,246)
Changes in liability for pre-existing warranties during the period, including expirations	1,383	3,228

Balance, end of fiscal year	$1,350	$1,000

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

9. Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Debt obligations to related parties:
Spansion China Line of Credit	$—	$15,000
Spansion Penang Loan	—	4,833
Spansion Penang Building Loan	—	5,112
Senior Subordinated Notes	—	158,970
Promissory Note	500	—

Total debt obligations to related parties	500	183,915
Debt obligations to third parties:
Spansion Japan Term Loan	—	72,274
Spansion China Bank Enterprise Cooperation Revolver	7,925	18,722
Spansion Japan Revolving Credit Facility	—	43,020
Senior Notes	228,231	225,787
Spansion Japan 2006 Revolving Credit Facility	8,402	—
Spansion Penang Loan	3,543	—
Spansion Japan 2006 Merged Revolving Credit Facility	16,804
Exchangeable Senior Subordinated Debentures	207,000	—
Spansion Japan 2006 Uncommitted Revolving Credit Facility	8,402
Senior Secured Term Loan Facility	500,000	—
Obligations under capital leases	137,240	215,895

Total debt obligations to third parties	1,117,547	575,698

Total debt obligations	1,118,047	759,613
Less: current portion	108,374	233,555

Long-term debt and capital lease obligations, less current portion	$1,009,673	$526,058

Debt Obligations to Related Parties

Spansion China Line of Credit

As part of the reorganization in 2005, the Company assumed $60 million of unsecured debt, payable by the Company’s subsidiary in the People’s Republic of China, Spansion China Limited, to AMD and its subsidiary in Singapore, Advanced Micro Devices (Singapore) Pte., or AMD Singapore.

On February 15, 2006, the Company repaid the remaining outstanding principal of $15.0 million and accrued interest of approximately $121,000 to AMD under the Spansion China Line of Credit.

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD. Under the terms of the arrangement, Spansion Penang borrowed approximately 29.0 million Malaysian Ringgit (approximately $8.0 million based on the exchange rate as of January 29, 2004) from AMD to fund the purchase of manufacturing equipment.

In January 2006, AMD’s loan to Spansion Penang, more fully described under “Debt Obligations to Third Parties—Spansion Penang Loan” below, was transferred from AMD to a third-party financial institution.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Spansion Penang Building Loan

On December 20, 2005, Spansion Penang assumed approximately 19.3 million Malaysian Ringgit (approximately $5 million based on the exchange rate as of December 20, 2005) of an unsecured promissory note, payable to AMD Export, in connection with the sale of certain assets by AMD Export to Spansion Penang.

On June 28, 2006, the Company repaid AMD the remaining outstanding principal of approximately 19.3 million Malaysian Ringgit (approximately $5.4 million based on the exchange rate as of June 28, 2006) under the Spansion Penang Building Loan.

Senior Subordinated Notes

On December 21, 2005, the Company issued to AMD $175 million aggregate principal amount of its 12.75% Senior Subordinated Notes Due 2016. The senior subordinated notes were issued at 90.828 percent of face value, resulting in net proceeds of approximately $158.9 million.

On June 12, 2006, the Company repurchased and cancelled the 12.75% Senior Subordinated Notes. The Company recognized a loss on early extinguishment of debt of approximately $17.3 million as a result of the repurchase of these notes. The loss included the write-off of debt issuance costs of approximately $2.0 million and the write-off of unamortized debt discount of approximately $15.3 million.

Promissory Note

On February 27, 2006, the Company purchased a software license from AMD and, as payment, the Company issued a $3.0 million promissory note to AMD. As of December 31, 2006, the Company has repaid $2.5 million of the principal of the promissory note. The remaining balance of $0.5 million is due in the first quarter of 2007.

Debt Obligations to Third Parties

Spansion Japan Term Loan

Spansion Japan entered into a term loan with a Japanese financial institution in September 2003.

On December 30, 2005, Spansion Japan voluntarily prepaid and terminated the Spansion Japan Term Loan agreement. There were no penalties associated with the prepayment and termination of this loan agreement.

Spansion China Bank Enterprise Cooperation Revolver

On December 1, 2005, Spansion China entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. The interest rate for each loan denominated in RMB is a floating rate per annum and is set at the time each revolving loan agreement is entered into. The interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into, ranging from 5.39 percent to 6.61 percent for the outstanding balance as of December 31, 2006. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent. The U.S. dollar denominated revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is prohibited from encumbering any of its assets.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2006 and December 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $7.9 million and $8.3 million, respectively. There was no amount outstanding under RMB credit facility as of December 31, 2006. The total amount outstanding under the RMB denominated loan agreement was approximately RMB 84 million (approximately $10.4 million) as of December 25, 2005. The dollar amounts for these RMB loans were calculated using an exchange rate as of December 25, 2005.

Spansion Japan Revolving Credit Facility

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005).

On March 31, 2006, Spansion Japan entered into an Amended and Restated Uncommitted Revolving Credit Facility Agreement with a certain Japanese financial institution (the Spansion Japan 2006 Merged Revolving Credit Facility), which provides for a revolving credit facility in the aggregate principal amount of up to 8.0 billion yen (or up to approximately $68 million based as of March 31, 2006). The Spansion Japan 2006 Merged Revolving Credit Facility replaces the Spansion Japan Revolving Credit Facility and Spansion Japan Uncommitted Revolving Credit Facility as a result of the merger of the two respective financial institutions that had previously provided those separate facilities.

Senior Notes

On December 21, 2005, the Company completed an offering of $250 million aggregate principal amount of 11.25% Senior Notes due 2016. The Senior Notes were issued at 90.302 percent of face value, resulting in net proceeds to the Company of approximately $218.1 million after deducting the initial purchasers’ discount and estimated offering expenses. The Senior Notes are general unsecured senior obligations of Spansion LLC and will rank equal in right of payment with any of the Company’s existing and future senior debt. Interest is payable on January 15 and July 15 of each year beginning July 15, 2006 until the maturity date of January 15, 2016.

Certain events may result in the accelerated maturity of the Senior Notes, including a default in any interest, principal or premium amount payment; a merger, consolidation or sale of all or substantially all of the Company’s property; a breach of covenants in the senior notes or the respective indenture; a default in certain debts; or if a court enters certain orders or decrees under any bankruptcy law. Upon occurrence of one of these events, the principal of and accrued interest on all of the senior notes, as the case may be, may become immediately due and payable. If the Company incurs any judgment for the payment of money in an aggregate amount in excess of $50 million or takes certain voluntary actions in connection to insolvency, all amounts on the Senior Notes shall become due and payable immediately.

Spansion Japan 2006 Revolving Credit Facility

On December 26, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (or up to approximately $25.2 million as of December 31, 2006). Because the amount subject to the credit facility is denominated in yen, the dollar amount stated above is subject to change based on applicable exchange rates.

Spansion Japan may, pursuant to the terms of the credit facility, borrow amounts in increments of 50 million yen (approximately $420,000 as of December 31, 2006), which may remain outstanding for up to three months. Amounts borrowed under the credit facility bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Pursuant to the terms of the credit facility, Spansion Japan is required, among other things, to submit any annual securities reports, semiannual reports, quarterly reports, extraordinary reports, revision reports, and group reports and accounts prepared by Spansion Japan to the Japanese financial institution.

In addition, Spansion Japan is not permitted, among other things, to:

•	create any security interests or liens on any of its assets, subject to certain exceptions;

•	subordinate the payment of its debt under the credit facility to the payment of any unsecured debts; and

•

enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

The credit facility terminates on December 26, 2007 unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the credit facility.

On December 15, 2006, Spansion Japan borrowed 1.0 billion yen (approximately $8.4 million as of December 31, 2006) under this facility. This amount bears interest at a rate of 1.05 percent and must be repaid no later than March 15, 2007.

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD. Under the terms of the arrangement, Spansion Penang borrowed approximately 29.0 million Malaysian Ringgit (approximately $8.0 million based on the exchange rate as of January 29, 2004) from AMD to fund the purchase of manufacturing equipment. In January 2006, this loan was transferred from AMD to a third-party financial institution. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009.

Spansion Japan 2006 Merged Revolving Credit Facility

On March 31, 2006, Spansion Japan entered into an Amended and Restated Uncommitted Revolving Credit Facility Agreement with a Japanese financial institution (the Spansion Japan 2006 Merged Revolving Credit Facility), which provides for a revolving credit facility in the aggregate principal amount of up to 8.0 billion yen (or up to approximately $67.2 million as of December 31, 2006). The Spansion Japan 2006 Merged Revolving Credit Facility replaced the Spansion Japan Revolving Credit Facility and Spansion Japan Uncommitted Revolving Credit Facility as a result of the merger of the two respective financial institutions that had previously provided those separate facilities.

Pursuant to the terms of the Spansion Japan 2006 Merged Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million yen (approximately $420,000 as of December 31, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

All of Spansion Japan’s debts under the Spansion Japan 2006 Merged Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Merged Revolving Credit Facility) in an aggregate amount exceeding 10 million yen (approximately $84,000 as of December 31, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Merged Revolving Credit Facility.

The Spansion Japan 2006 Merged Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

On December 15, 2006, Spansion Japan borrowed 2.0 billion yen (approximately $16.8 million as of December 31, 2006) under this facility. This amount bears interest at a rate of 1.05 percent and must be repaid no later than March 15, 2007.

Exchangeable Senior Subordinated Debentures

In June 2006, Spansion LLC, the wholly owned operating subsidiary of the Company, issued $207.0 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016. The Debentures are general unsecured senior subordinated obligations and rank subordinate in right of payment to all of the Company’s senior indebtedness, including the Senior Notes, and senior in right of payment to all of the Company’s subordinated indebtedness. The Debentures bear interest at 2.25 percent per annum. Interest is payable on June 15 and December 15 of each year beginning December 15, 2006 until the maturity date of June 15, 2016.

The Debentures were not exchangeable prior to January 6, 2007. On January 6, 2007, the Debentures became exchangeable for shares of the Company’s Class A common stock, cash or a combination of cash and shares of such Class A common stock, at the Company’s option. Full conversion of the Debentures into shares would result in an initial exchange rate of 56.7621 shares of Class A common stock per debenture representing an initial exchange price of approximately $17.6174 per share of Spansion Inc. Class A common stock. The Company has reserved 11.7 million shares issuable upon conversion of the debentures. The debentures have not been exchanged for Class A common stock as of February 21, 2007.

The Company, at any time prior to maturity may make an irrevocable election to satisfy the exchange obligation in cash up to 100 percent of the principal amount of the debentures exchanged, with any remaining amount to be satisfied in shares of Class A common stock or a combination of cash and shares of Class A common stock at the above exchange ratio. In the event that the Company makes this irrevocable election, debenture holders may exchange their debentures only under the following circumstances:

•

during any fiscal quarter after the Company’s fiscal quarter ending April 1, 2007 (and only during such fiscal quarter) if the sale price of Spansion Inc. Class A common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than or equal to 120 percent of the conversion price per share of the Spansion Inc. Class A common stock;

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

•

subject to certain exceptions, during the five business day period following any five consecutive trading day period in which the trading price of the debentures for each day of such period was less than 98 percent of the product of the sale price of the Spansion Inc. Class A common stock and the number of shares issuable upon exchange of $1,000 principal amount of the debentures; or

•

Upon the occurrence of specified corporate events that constitute a fundamental change of the Company under certain circumstances. The holders of the Debentures will have the ability to require the Company to repurchase the Debentures in whole or in part for cash in the event of a fundamental change of the Company. In such case, the repurchase price would be 100 percent of the principal amount of the Debentures plus any accrued and unpaid interest.

Spansion Japan 2006 Uncommitted Revolving Credit Facility

On September 29, 2006, Spansion Japan entered into an Uncommitted Revolving Credit Facility Agreement with a Japanese financial institution (the Spansion Japan 2006 Uncommitted Revolving Credit Facility), which provides for a revolving credit facility in the aggregate principal amount of up to 2.0 billion yen (or up to approximately $16.8 million as of December 31, 2006).

Pursuant to the terms of the Spansion Japan 2006 Uncommitted Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million yen (approximately $420,000 as of December 31, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

All of Spansion Japan’s debts under the Spansion Japan 2006 Uncommitted Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Uncommitted Revolving Credit Facility) in an aggregate amount exceeding 10 million yen (approximately $84,000 as of December 31, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Uncommitted Revolving Credit Facility.

The Spansion Japan 2006 Uncommitted Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

On December 15, 2006, Spansion Japan borrowed 1.0 billion yen (approximately $8.4 million as of December 31, 2006) under this facility. This amount bears interest at a rate of 1.05 percent and must be repaid no later than March 15, 2007.

Senior Secured Term Loan Facility

On November 1, 2006, Spansion LLC entered into a new senior secured term loan facility with a certain domestic financial institution, as administrative agent, and the lenders party thereto, in the aggregate amount of

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

$500 million. The Company, along with STI, Spansion International, Inc. and Cerium Laboratories LLC, or Cerium, are guarantors of Spansion LLC’s obligations under the senior secured term loan facility. Amounts borrowed under the senior secured term loan facility bear interest equal to either (at Spansion LLC’s option) (a) LIBOR, plus a 3.0 percent margin or 2.75 percent margin depending upon the Company’s credit rating or (b) the base rate, defined as the higher of (i) the administrative agent’s prime rate and (ii) the federal funds rate (as defined in the credit agreement for the senior secured term loan facility) plus 0.50 percent, plus a 2.0 percent margin or 1.75 percent margin depending upon the Company’s credit rating. The senior secured term loan facility will terminate and all outstanding borrowings must be repaid no later than November 3, 2012.

In connection with the senior secured term loan facility, the Company and each of Spansion LLC, STI, Spansion International and Cerium, collectively referred to as the loan parties, executed a pledge and security agreement pursuant to which the administrative agent received a first priority security interest in (a) all present and future capital stock of each of the Company’s present and future direct and indirect subsidiaries, limited in the case of foreign subsidiaries to a pledge of 65 percent of the capital stock of each first-tier foreign subsidiary, (b) all present and future debt of each loan party, but excluding certain intercompany debt to a foreign subsidiary, (c) all present and future other property and assets of each loan party, but excluding intellectual property and any equipment subject to a lien securing a capitalized lease permitted by the credit agreement for the senior secured term loan facility, and (d) all proceeds and products of the property and assets described above. The net book value of the pledged assets as of December 31, 2006 was approximately $663.5 million.

Pursuant to the terms of the senior secured term loan facility, and subject to certain exceptions, Spansion LLC and its subsidiaries are limited in their ability, among other things, to:

•	create or permit liens;

•

incur indebtedness, subject to certain exceptions, including existing indebtedness under Spansion LLC’s 11.25% Senior Notes indenture, Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures indenture, the senior secured revolving credit facility, capital leases not to exceed 15 percent of Spansion Inc.’s total assets, indebtedness of acquired subsidiaries existing at the time of such acquisition and up to $500 million for capital expenditures at SP1;

•	make or hold investments above certain thresholds;

•	have interest coverage and minimum liquidity of less than specified amounts;

•	consolidate, merge or sell assets as an entirety or substantially as an entirety;

•	make any disposition of properties, including any sale leaseback transaction;

•	make certain distributions, stock redemptions or other payments on account of any equity interests;

•	enter into certain types of transactions with affiliates;

•	make or become obligated to make any capital expenditures except for those in the ordinary course of business not to exceed specified amounts; and

•	voluntarily prepay any indebtedness.

In addition, under the senior secured term loan facility, the Company is not permitted to engage in any business or activity other than, among other things, holding equity interests in Spansion LLC and STI and activities incidental to being a publicly traded company.

Amounts outstanding under the senior secured term loan facility may become immediately due and payable upon the occurrence of specified events, including, among other things: failure to pay any obligations under the senior secured term loan facility; the breach of any representation or warranty or certain covenants; any default in

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

the payment when due of indebtedness of more than $25 million; filings or proceedings in bankruptcy; judgments or awards entered against the Company, Spansion LLC, STI, Spansion International, Cerium or any subsidiaries involving aggregate liability of $10 million or more; or a change of control (as defined in the credit agreement for the senior secured term loan facility).

Senior Secured Revolving Credit Facility

On November 1, 2006, Spansion LLC, the agent and the other lenders party to the senior secured revolving credit facility amended the credit agreement and the security agreement in connection therewith, and the Company, STI and Spansion International entered into certain new pledge agreements. Pursuant to the amendment to the revolving facility credit agreement, lenders consented to the incurrence of the senior secured term loan facility and the grant of related liens, and the amount available under the revolving credit facility was amended to be based on the sum of 85 percent of accounts receivable meeting eligibility requirements, plus the lesser of (i) $10 million and (ii) 25 percent of eligible foreign accounts receivable, minus reserves established by the agent in its reasonable credit judgment. In addition, pursuant to the amendment, subject to certain limitations, the equity interests in Spansion LLC owned by the Company and by STI, the equity interests in foreign subsidiaries owned by Spansion International and Spansion LLC’s equipment, inventory and equity interests in its foreign subsidiaries were added as the collateral securing the revolving credit facility. This resulted in the revolving credit facility lenders and the senior secured term loan lenders holding substantially similar security. The relative priorities of the classes of lenders in various types of collateral is set forth in an intercreditor agreement between the agent for the revolving credit facility lenders and the agent for the senior secured term loan lenders.

As of December 31, 2006 and December 25, 2005, no amounts were outstanding under this revolving credit facility.

Obligations under Capital Leases

On September 29, 2006, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of $29.1 million of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $30.7 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. The equipment leases shall terminate on September 29, 2010, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease. As of December 31, 2006, the outstanding lease obligation under this agreement was approximately $26.2 million.

On December 19, 2006, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of $18.5 million of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $18.1 million. This transaction did not result in a significant gain or loss. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transaction as a capital lease. The equipment leases shall terminate on December 19, 2011, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease. As of December 31, 2006, the outstanding lease obligation under this agreement was approximately $17.5 million.

As of December 31, 2006 and December 25, 2005, the Company had aggregate outstanding capital lease obligations of approximately $137 million and $216 million, respectively. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2011. Leased assets consist principally of machinery and equipment.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The gross amount of assets recorded under capital leases totaled approximately $320 million and $396 million as of December 31, 2006 and December 25, 2005, respectively and accumulated amortization of these leased assets was approximately $177 million and $229 million as of December 31, 2006 and December 25, 2005, respectively. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $3 million and $36 million of the Company’s aggregate outstanding capital lease obligations as of December 31, 2006 and December 25, 2005, respectively. Fujitsu did not guarantee any of the Company’s outstanding capital lease obligations as of December 31, 2006. Fujitsu has guaranteed approximately $18 million of the Company’s aggregate outstanding capital lease obligations as of December 25, 2005.

Scheduled Maturities of Debt and Future Minimum Capital Lease Payments

For each of the next five years and beyond, the Company’s scheduled maturities of debt and future minimum capital lease payments outstanding as of December 31, 2006 are as follows:

	Debt Obligations to Related Parties	Other Debt	Capital Leases
Fiscal 2007	$500	$46,168	$73,418
Fiscal 2008	—	5,635	39,163
Fiscal 2009	—	4,273	29,178
Fiscal 2010	—	4,000	9,728
Fiscal 2011	—	4,000	6,765
2012 and beyond	—	938,000	—

	500	1,002,076	158,252
Less amount representing interest	—		(21,012)
Less amount representing discount	—	(21,769)	—

Total	$500	$980,307	$137,240

10. Guarantees of Company Debt by Related Parties

The following tables summarize the amounts guaranteed by AMD and Fujitsu related to the underlying liabilities of the Company:

Liabilities Guaranteed by AMD

	As of Dec. 31, 2006	As of Dec. 25, 2005
	(in thousands)
Spansion capital lease guarantees	$2,708	$35,851
Spansion operating lease guarantees	3,977	7,071

Total debt guaranteed by AMD	$6,685	$42,922

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Liabilities Guaranteed by Fujitsu

	As of Dec. 31, 2006	As of Dec. 25, 2005
	(in thousands)
Spansion Japan term loan guarantee(1)	$—	$72,274
Spansion capital lease guarantees	—	18,184
Spansion operating lease guarantees	223	722

Total debt guaranteed by Fujitsu	$223	$91,180

(1)	AMD agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan.

The amounts above represent the principal amounts of the underlying obligations guaranteed by AMD and Fujitsu and are exclusive of obligations for interest, fees and expenses.

11. Commitments

Certain equipment and facilities are leased under various operating leases expiring at various dates through the year 2011. Certain of these leases contain renewal options. Rental expense was $28.9 million, $35.7 million and $30.6 million for the years ended December 31, 2006, December 25, 2005 and December 26, 2004, respectively.

Future minimum lease payments under operating leases and unconditional commitments to purchase manufacturing supplies and services as of December 31, 2006 are as follows:

	Operating Leases	Unconditional Purchase Commitments
	(in thousands)
Fiscal 2007	$35,807	$56,365
Fiscal 2008	26,881	21,487
Fiscal 2009	14,729	5,367
Fiscal 2010	1,234	3,546
Fiscal 2011	413	3,496

	$79,064	$90,261

AMD and Fujitsu have guaranteed approximately $4 million and $200,000, respectively, of the Company’s operating lease obligations as of December 31, 2006.

In June 2002, AMD and Fujitsu entered into a non-exclusive, perpetual license to manufacture and distribute a third-party company’s patented technology. AMD and Fujitsu agreed to pay this third-party company a running royalty based on AMD’s and Fujitsu’s annual cumulative net sales on the sale of products containing this technology. The royalty is triggered only if annual cumulative sales targets are met. The license to manufacture and distribute these products was assigned to the Company as of September 1, 2003. Royalty related to the sale of products containing this license was not significant in fiscal 2006 and fiscal 2005. The Company did not meet the minimum requirements to trigger royalty payments in fiscal 2004.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

12. Interest Income and Other Income, Net

	Year Ended Dec. 31, 2006	Year Ended Dec. 26, 2005	Year Ended Dec. 26, 2004
	(in thousands)
Interest income	$21,738	$3,017	$2,708
Other income, net	369	156	490

	$22,107	$3,173	$3,198

13. Income Taxes

The provision (benefit) for income taxes consists of:

	Year Ended Dec. 31, 2006	Year Ended Dec. 25, 2005	Year Ended Dec. 26, 2004
	(In thousands)
Current:
U.S. Federal	$(2,065)	$3,826	$—
U.S. State and Local	24	150	—
Foreign National and Local	2,373	1,105	21,207

	332	5,081	21,207

Deferred:
U.S. Federal	2,253	(2,637)	—
U.S. State and Local	—	(959)	—
Foreign National and Local	(4,800)	(24,111)	(35,220)

	(2,547)	(27,707)	(35,220)

Benefit for income taxes	$(2,215)	$(22,626)	$(14,013)

Pre-tax profit from foreign operations was $10 million for the year ended December 31, 2006. Pre-tax losses from foreign operations were $41 million for the year ended December 25, 2005 and $0.7 million for the year ended December 26, 2004.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the balances for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2006 and December 25, 2005 are as follows:

	Dec. 31, 2006	Dec. 25, 2005
	(In thousands)
Deferred tax assets:
Net operating loss carryovers	$88,633	$73,579
Deferred distributor income	16,489	14,432
Inventory valuation	6,604	13,639
Accrued expenses not currently deductible	11,322	12,676
Pension benefits	6,342	957
Property, plant and equipment	31,929	24,254
Federal and state tax credit carryovers	13,346	1,990
Stock-based compensation	2,850	—
Other	9,855	949

Total deferred tax assets	187,370	142,476
Less: valuation allowance	(158,168)	(63,920)

	29,202	78,556

Deferred tax liabilities:
Property, plant and equipment	(8,703)	(50,770)
Capitalized interest	(4,452)	(4,924)
Unrealized gain on investments	—	(2,552)
Unrealized gain on balance sheet translation	(1,096)	(3,482)
Other	(188)	(4,746)

Total deferred tax liabilities	(14,439)	(66,474)

Net deferred tax assets	$14,763	$12,082

In 2006, the net valuation allowance increased by $94 million primarily due to losses and tax credits generated in the U.S. and the net reversal of certain deferred tax liabilities from the prior year. In 2005, the net valuation allowance increased by $50 million primarily due to losses incurred in the U.S. and an increase in reinvestment allowances in Malaysia. In 2004, the net valuation allowance decreased by $6.1 million due to the realization of pension benefits and the utilization of tax loss carryforwards in China. In all periods discussed above, management concluded that valuation allowances were necessary in certain jurisdictions due to the Company’s historic net operating losses in those jurisdictions.

As of December 31, 2006, the Company had U.S. federal and state net operating loss carryforwards of approximately $241 million and $17, million respectively. These net operating losses, if not utilized, expire from 2016 to 2026. The Company had foreign net operating loss carryforwards of approximately $8 million that will expire in 2010. The Company also had U.S. federal and state tax credit carryovers of $17.2 million which expire from 2023 to 2026. Included in this amount are California state tax credits of $10.5 million which can be carried forward indefinitely.

If the Company conducts an offering of its common stock, it may experience an “ownership change” as defined in the Internal Revenue Code such that its ability to utilize its federal net operating loss carryforwards of approximately $241 million as of December 31, 2006 may be limited under certain provisions of the Internal

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Revenue Code. As a result, the Company may incur greater tax liabilities than it would in the absence of such a limitation and any incurred liabilities could materially adversely affect it.

The table below displays the reconciliation between statutory federal income taxes and the total provision (benefit) for income taxes. For purposes of the reconciliation between the provision (benefit) for income taxes and the effective rate for the period prior to the IPO in the year ended December 25, 2005 and earlier periods, a notional U.S. rate of 35 percent is applied.

	Tax	Rate
	(In thousands, except for percentages)
Year Ended December 31, 2006
Statutory federal income tax expense	$(52,493)	35.0%
State taxes	24	—%
Foreign income at other than U.S. rates	(7,677)	5.1%
Reserve release	(6,399)	4.3%
Valuation allowance	64,330	(42.9)%

Benefit for income taxes	$(2,215)	1.5%

Year Ended December 25, 2005
Statutory federal income tax expense	$(114,360)	35.0%
State taxes, net of federal benefit	150	(0.1)%
Foreign income at other than U.S. rates	(8,500)	2.6%
Valuation allowance	100,084	(30.6)%

Benefit for income taxes	$(22,626)	6.9%

Year Ended December 26, 2004
Provision at U.S. notional statutory rate	$(11,801)	35.0%
Losses not subject to U.S. notional income tax	11,571	(34.3)%
Foreign income at other than U.S. rates	(7,680)	22.8%
Valuation allowance	(6,103)	18.1%

Benefit for income taxes	$(14,013)	41.6%

The Company’s operations in China and Penang currently operate under tax holidays, which will expire in whole or in part at various dates through 2013. Certain of the tax holidays may be extended if specific conditions are met. The net impact of these tax holidays was to decrease the Company’s net loss by approximately $2.3 million in fiscal year 2006 (less than $0.02 per share, diluted), $2.3 million in fiscal year 2005 (less than $.035 per share, diluted), $0.7 million in fiscal year 2004 (less than $0.01 per share, diluted).

The Company has made no provision for U.S. income taxes on approximately $374 million of cumulative undistributed earnings of certain foreign subsidiaries at December 31, 2006 because it is the Company’s intention to reinvest such earnings permanently. If such earnings were distributed, the Company would incur additional income taxes of approximately $107 million (subject to an adjustment for foreign tax credits). These additional income taxes may not result in income tax expense or a cash payment to the Internal Revenue Service, but may result in the utilization of deferred tax assets that are currently subject to a valuation allowance.

During fiscal year 2006, the Company resolved audits in Japan and Thailand that resulted in the reversal of the tax reserves of approximately $6.4 million.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

14. Employee Benefit Plans

Employee Pension Benefits

Through August 2005, certain employees of Spansion Japan were enrolled in a defined benefit pension plan and/or a lump-sum retirement benefit plan sponsored by Fujitsu. The Company, by agreement with Fujitsu, is required to fund those proportional benefit obligations attributable to the Company’s employees enrolled in these plans. Until September 1, 2005, the Company accounted for its participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to its annual cash contributions. The Company recorded estimated pension expense of approximately $5.7 million and $7.5 million for the years ended December 25, 2005 and December 26, 2004, respectively. There were no unpaid contributions for the year ended December 25, 2005.

Establishment of Spansion Japan Pension Plan

On September 1, 2005, the Company adopted the new Spansion Japan pension plan and changed the formula to a cash balance formula. The new pension plan has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component. The effective date of the plan is September 1, 2005. Assets and obligations have been transferred from the Fujitsu Group Employee Pension Fund (“EPF”) to the newly adopted Spansion Japan pension plan.

As part of the transfer of benefits from the EPF, the new Spansion Japan pension plan also received approximately $48.7 million in pension assets directly from the EPF trust.

As a result of the adoption of the plan and amendment to a cash balance formula, a prior service cost base was established for approximately $12.5 million an unrecognized net loss base was established for approximately $7.7 million and an additional minimum liability was recognized for $20.3 million.

Adoption of Statement 158

As disclosed in Note 3, on December 31, 2006, the Company adopted the pension accounting and disclosure provisions of Statement 158. The incremental effects of adopting the provisions of Statement 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the Company’s operating results in future periods. Had the Company not been required to adopt Statement 158 at December 31, 2006, it would have recognized an additional minimum liability pursuant to the provisions of Statement 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled “Prior to Application of Statement 158.”

	Prior to Adopting Statement 158	Effect of Adopting Statement 158	As Reported at Dec. 31, 2006
	(in thousands)
Other assets	35,628	(10,231)	25,397
Total assets	3,559,948	(10,231)	3,549,717
Other long-term liabilities	(3,531)	(522)	(4,053)
Accumulated other comprehensive income	68,953	10,753	79,706
Total stockholders’ equity	(1,856,513)	10,753	(1,845,760)
Total liabilities and stockholders’ equity	(3,559,948)	10,231	(3,549,717)

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The below tables summarizes the funded status of the plan components of the minimum pension liability and the related amounts recognized in the statement of financial position as of December 31, 2006:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Change in Projected Benefit Obligation
Benefit obligation, beginning of year	$(76,024)	$(81,818)
Service cost	(5,123)	(1,612)
Interest cost	(1,517)	(376)
Actuarial (loss)/gain	87	2,931
Benefits paid	628	526
Foreign currency exchange rate changes	1,893	4,325

Benefit obligation, end of year	$(80,056)	$(76,024)

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Change in Projected Benefit Obligation
Change in Fair Value of Plan Assets
Fair value of plan assets, beginning of year	$63,705	$48,736
Actual return on plan assets	4,566	3,247
Employer contribution	11,448	14,468
Benefits paid	(628)	(526)
Foreign currency exchange rate changes	(1,827)	(2,220)

Fair value of plan assets at December 31, 2006	$77,264	$63,705

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Funded status	$(2,792)	$(12,319)
Unrecognized net actuarial loss	—	1,965
Unrecognized prior service cost	—	11,619

Amount recognized, end of year	$(2,792)	$1,265

Amount recognized in the statement of financial position consist of:
Current liability	$—	$—
Noncurrent liability	(2,792)	—
Prepaid benefit cost	—	1,265
Intangible asset	—	(11,619)
Accumulated other comprehensive income	—	(1,965)

	$(2,792)	$(12,319)

Amount recognized in accumulated other comprehensive income consist of:
Net actuarial loss/(gain)	$127	$—
Prior service cost	10,626	—

	$10,753	$—

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets as of December 31, 2006 and December 25, 2005 were as follows:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Projected benefit obligation in excess of plan assets
Projected benefit obligation, end of year	80,056	76,024
Accumulated benefit obligation, end of year	79,534	76,004
Fair value of plan assets, end of year	77,264	63,705

The below table summarizes the weighted average assumptions used for purposes of calculating the benefit obligations as of December 31, 2006 and December 25, 2005:

	Dec. 31, 2006	Dec. 25, 2005
Discount rate	2.00%	2.00%
Average rate of compensation increase	2.70%	2.70%
Cash balance interest crediting rate	2.00%	2.00%

The Company uses Japanese government bonds for setting the discount rate. Japanese government 20-year bonds currently yield in the 2.0 percent range. Due to the current yield on the Japanese government 20-year bonds, the Company believes that a discount rate of 2.0 percent is appropriate as of December 31, 2006.

The below table summarizes the components of the net periodic pension expense:

	Dec 31, 2006	Period from Sept 1, 2005 to Dec 25, 2005
	(in thousands)
Service cost	$5,123	$1,612
Interest cost	1,517	376
Expected return on plan assets	(2,818)	(488)
Amortization of prior service cost	741	243

Total net periodic pension expense	$4,563	$1,743

Prior to September 1, 2005, the plan was not accounted for under single employer plan accounting; therefore, no prior calculation of net period pension expense was completed. However, in prior years, pension expense was recognized equal to cash contributions for the year of approximately $5.7 million and $7.5 million for the years ended December 25, 2005 and December 26, 2004, respectively.

The estimated amount of prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 is $724,000.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The below table summarizes the weighted average assumptions used for purposes of calculating the net periodic pension expense for the period ended December 31, 2006:

	Dec. 31, 2006	Dec. 25, 2005
Discount rate	2.00%	1.50%
Expected long-term return on plan assets	4.40%	2.50%
Average rate of compensation increase	2.70%	2.70%
Cash balance interest crediting rate	2.00%	1.50%

The pension plan’s investment policy is to invest in assets to best match liabilities and minimize underfunding and risks to the employer related to additional pension contributions. The Company is not currently anticipating investing in non-traditional investments. The long-term rate of return assumption was determined using the building block approach based upon the best estimate range of equity securities (both foreign and domestic) earning 5.0 to 8.0 percent and debt securities (both foreign and domestic) earning 0.5 to 6.0 percent as summarized below:

Asset Category	Target Allocation of Plan Assets	Expected Return by Asset Class
Equity Securities	40%	6.30%
Debt Securities	57%	3.40%
Cash	3%

Total	100%

The weighted-average asset allocations by asset category at December 31, 2006 and December 25, 2005 are as follows:

	Dec. 31, 2006	Dec. 25, 2005
Asset Category
Equity Securities	42%	46%
Debt Securities	55%	51%
Cash	3%	3%

Total	100%	100%

No plan assets are invested in employer securities and no future benefits are currently covered by insurance contracts issued by the insurer or related parties.

The Company expects to contribute $8.2 million to the Spansion Japan pension plan during the fiscal year ending December 30, 2007.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The below table summarizes the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Expected Benefit Payments
2007	$488,000
2008	570,000
2009	701,000
2010	783,000
2011	984,000
2012-2016	7,570,000

Profit Sharing Program

Effective June 30, 2003 and through January 11, 2007, the Company elected to participate in AMD’s profit sharing program. Under that plan, the Company could allocate profit sharing contributions quarterly in any quarter in which it had an operating profit. Employees who had worked with the Company for three months or more were eligible to participate in the plan. Profit sharing expense under this plan was approximately $0, $0 and $3.3 million for the years ended December 31, 2006, December 25, 2005 and December 26, 2004, respectively.

Retirement Savings Plan

Effective June 30, 2003 and through January 11, 2007, the Company elected to participate in AMD’s retirement savings plan, commonly known as a 401(k) plan. Under that plan, the Company’s U.S. employees were able to contribute up to 100 percent of their pre-tax salary subject to Internal Revenue Service limits. The Company matched employee contributions at a rate of 50 cents on each dollar of the first six percent of participants’ contributions, to a maximum of three percent of eligible compensation. The Company’s matching contributions to this 401(k) plan were approximately $5.3 million, $4.3 million and $3.7 million for the years ended December 31, 2006, December 25, 2005 and December 26, 2004, respectively.

15. Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company primarily designs, develops, manufactures, markets and sells Flash memory products for the wireless and embedded applications in the integrated category of the Flash memory market.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents a summary of net sales by geographic areas for the periods presented:

	Year ended
	Dec. 31, 2006	Dec. 25, 2005	Dec. 26, 2004
		(in thousands)
Geographical sales(1):
Net sales to end customers(2):
North America	$174,930	$—	$—
China	479,040	—	—
Korea	282,596
Europe	312,114	—	—
Others	61,799	—	—
Net sales to related parties:
United States (net sales to AMD)(3)	336,172	1,114,150	1,211,033
Japan (net sales to Fujitsu)	932,623	888,655	1,051,194

Total	$2,579,274	$2,002,805	$2,262,227

(1)	Geographical sales are based on the customer’s bill-to/ship-to location.
(2)	These represent sales since the end of the first quarter of fiscal 2006 to AMD’s former customers and customers not served solely by Fujitsu.
(3)	For fiscal year 2006, these represent sales during the first quarter.

In the second quarter of fiscal 2006, the Company began to sell directly to AMD’s former customers and customers not served solely by Fujitsu (end customers). Among those customers, Nokia Corporation accounted for approximately 12 percent of the Company’s net sales in fiscal 2006.

Long-lived assets information is based on the physical location of the assets at the end of each fiscal year. The following table presents a summary of long-lived assets by geography:

	Dec. 31, 2006	Dec. 25, 2005
	(in thousands)
Geographical long lived-assets:
Net property, plant and equipment
United States	$967,568	$744,026
Japan	420,870	578,676
Other countries	347,256	265,061

Total	$1,735,694	$1,587,763

16. Capital Structure

The Company’s authorized capital stock consists of 714,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 35,000,000 shares of Class D common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

In November 2006, the Company completed a secondary offering of Class A common stock held by AMD and Fujitsu. In connection with this offering, the Company also sold an additional 5,247,000 shares of Class A common stock for which it received net proceeds of approximately $68 million. All of the outstanding shares of Class D common stock held by Fujitsu were converted into shares of Class A common stock on a one-for-one basis immediately prior to the initial closing of this offering by resolution of the Board of Directors into shares of Class A common stock on a one-for-one basis.

As of December 31, 2006, the common stock outstanding consists of three classes of stock: Class A common stock, Class B common stock and Class C common stock.

•	134,219,224 shares of Class A common stock issued and outstanding,

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu.

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to the Company’s board of directors as set forth in the certificate of incorporation, which depends on the holder’s aggregate ownership interest in the Company.

Except as described below or as required by law, the holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to the Company’s certificate of incorporation that would alter or change the powers, preferences or special rights of any class of the Company’s common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by the Company’s board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

The Company does not anticipate paying dividends on the common stock in the foreseeable future. In addition, the terms of the Company’s current credit arrangements and the indenture governing the Company’s senior notes restrict the Company’s ability to declare or pay dividends on the Company’s common stock. Holders of the common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefrom and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of the company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis the Company’s remaining assets available for distribution. Holders of the common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

There are no conversion rights with respect to the Company’s Class A common stock. Class B common stock and Class C common stock are convertible automatically into Class A common stock upon the occurrence of specific events.

The Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock or Class C common stock, as the case may be, shall cease to exist, and the Company shall not be authorized to reissue such shares of Class B common stock or Class C common stock, as the case may be.

In the event of the Company’s merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

The Company’s directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion Inc. without further action by the stockholders.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Spansion Inc.

We have audited the accompanying consolidated balance sheets of Spansion Inc. as of December 31, 2006 and December 25, 2005, and the related consolidated statements of operations, stockholders’ equity / members’ capital and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spansion Inc. as of December 31, 2006 and December 25, 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Spansion Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

As discussed in Note 4 to the consolidated financial statements, in the year ended December 31, 2006, Spansion, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 14 to the consolidated financial statements, in the year ended December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/S/    ERNST & YOUNG LLP

San Jose, California

February 26, 2007